SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)


                             AMREP CORPORATION
                             (Name of Issuer)

                               Common Stock
                         par value $.10 per share
                      (Title of Class of Securities)

                                 032159105
                              (CUSIP Number)


                             Peter B. Bedford
                     Bedford Property Investors, Inc.
                     3658 Mt. Diablo Blvd., Suite 210
                           Lafayette, CA  94549
                           (510) 283-8910
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              January 21, 1994
                       (Date of Event Which Requires
                         Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
_________________________________________________________________
1.   NAME OF REPORTING PERSON                              Peter B. Bedford
     S.S. OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON                                               ###-##-####
_________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                                       (a)  [ ]
                                                                   (b)  [ ]
_________________________________________________________________
3.   SEC USE ONLY
_________________________________________________________________
4.   SOURCE OF FUNDS
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEM 2(D) or 2(e)                             [ ]
_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                     United States
_________________________________________________________________
  NUMBER OF    7.   SOLE VOTING POWER                             1,196,320
   SHARES           _____________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER                                None
  OWNED BY          _____________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER                        1,196,320
 REPORTING          _____________________________________________
   PERSON      10.  SHARED DISPOSITIVE POWER                           None
    WITH
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                             1,196,320
_________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                            [ ]
_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               18.1%
_________________________________________________________________
14.  TYPE OF REPORTING PERSON: IN
_________________________________________________________________


          Peter B. Bedford ("Bedford") hereby amends and supplements his statement on Schedule 13D originally filed on January 26, 1990 relating to the Common Stock, par value $.10 per share, of AMREP Corporation (the "Corporation").

Item 4.   Purpose of Transaction.

          The response to Item 4 is hereby amended and supplemented as follows:

          Pursuant to a Share Purchase Agreement dated January 21, 1994 between Nick G. Karabots and Bedford, a copy of which is attached hereto as Exhibit A (the "Share Purchase Agreement"), Bedford has agreed to sell all of his 1,196,320 shares of Common Stock of the Corporation.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Bedford has entered into the Share Purchase Agreement to sell all of his shares of Common Stock. Pursuant to the Share Purchase Agreement, Mr. Karabots, or a corporation controlled by him, will purchase the shares at a closing on February 14, 1994, or soon thereafter.

Item 7.  Material to be Filed as Exhibits.

          Item 7 is hereby amended by adding the following thereto:

          A.   Share Purchase Agreement, dated January 21,
     1994, between Nick G. Karabots and Peter B. Bedford.



SIGNATURE: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 1994.



                              ___________________________________
                              PETER B. BEDFORD

                               EXHIBIT INDEX


Exhibit                                                            Page No.

Share Purchase Agreement, dated                             5
January 21, 1994, between Nick G.
Karabots and Peter B. Bedford

                         SHARE PURCHASE AGREEMENT

          This Share Purchase Agreement ("Agreement") is made and entered into on the 21st day of January, 1994, by and between Nick G. Karabots, a resident of Pennsylvania ("Karabots"), and Peter B. Bedford, a resident of California ("Bedford"), with reference to the following background:

          A.  Bedford is the owner of 1,196,320 shares (the
"Shares") of the Common Stock, par value $.10 per share, of AMREP
Corporation, an Oklahoma corporation ("AMREP").

          B. Bedford wishes to sell the Shares to Karabots for $10.00 per share or a total purchase price of $11,963,200, and Karabots wishes to purchase the Shares for such purchase price.

          NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

                           ARTICLE I - The Sale

          1.1 The Sale. At a closing (the "Closing") to be held at the offices of Greene, Radovsky, Maloney & Share, Suite 4200, Spear Street Tower, One Market Plaza, San Francisco, California, on February 14, 1994, or if the condition specified in Sections 3.1(d) and 3.2(b) hereof shall not then have been satisfied, then as promptly as practicable after the date on which such condition shall have been satisfied, but in no event later than ten days after such condition shall have been satisfied, or at such other place or on such other date as the parties hereto shall mutually agree (the "Closing Date"), Bedford shall sell to Karabots, and Karabots shall purchase from Bedford, the Shares for a price per share of $10.00, or an aggregate purchase price of $11,963,200 (the "Purchase Price"), payable in accordance with Section 1.2 hereof.

          1.2 Payment of Purchase Price and Delivery of Shares. At the Closing, Bedford shall deliver to Karabots the certificates representing the Shares free and clear of all pledges, liens, encumbrances, claims and other charges of any kind (including, without limitation, any agreements, subscriptions, options, warrants, calls, commitments or rights of any character granting to any person any interest in or right to acquire from Bedford at any time or upon the happening of any stated event, any of the Shares) (collectively, "Encumbrances") other than the rights of Karabots pursuant to this Agreement, and duly endorsed in blank or with separate stock powers attached thereto and executed in blank (in each case, with all signatures medallion guaranteed by a financial institution that is a member of The Securities Transfer Association Medallion Program, New York Stock Exchange Medallion Program or Stock Exchange Medallion Program), in exchange for the delivery by Karabots to Bedford of the Purchase Price by wire transfer of federal funds to such bank account as shall be specified in a written notice from Bedford delivered to Karabots not less than three business days prior to the Closing Date.

          1.3 Equitable Remedies. Bedford acknowledges that the Shares are unique and otherwise not available and agrees that in addition to any other remedies, Karabots may invoke any equitable remedies to enforce delivery of the Shares hereunder, including, without limitation, an action or suit for specific performance.

                ARTICLE II - Representations and Warranties

          2.1  Representations and Warranties of Bedford.
Bedford hereby represents and warrants to Karabots as follows:

               (a) Ownership of the Shares. Bedford is the lawful owner, beneficially and of record, of the Shares. On the date hereof, the Shares are free and clear of all Encumbrances except for the liens existing pursuant to a pledge agreement in favor of Kemper Investors Life Insurance Company and another pledge agreement in favor of FKLA Realty Corporation, as agent for a group of lenders (collectively, the "Liens") and the rights of Karabots pursuant to this Agreement. On the Closing Date, the Liens will have been removed and the Shares will be free and clear of all Encumbrances except for the rights of Karabots pursuant to this Agreement. The Shares constitute all of the shares of capital stock of AMREP owned, beneficially or of record, by Bedford.

               (b)  Authority Relative to this Agreement.
     Bedford has the power to execute, deliver and perform this Agreement and to carry out his obligations hereunder. Bedford is not subject to or obligated under any contract provision or other agreement, or subject to any order, decree, law, rule or regulation, which would be violated by his executing and carrying out this Agreement and selling the Shares to Karabots as provided herein. No authorization, consent or approval of any third party is necessary for the consummation by him of the transactions contemplated hereby, except for the authorization and consent of Kemper Investors Life Insurance Company and FKLA Realty Corporation, as agent for a group of lenders, with respect to the removal of the Liens, which will have been obtained prior to the Closing Date.

               (c) Status of Shares. All of the Shares were purchased by Bedford in open market purchases consummated between November 27, 1989 and November 9, 1990, upon the terms and conditions set forth on the Schedule 13D (as amended by Amendment Nos. 1-6 thereto) filed by Bedford with the Securities and Exchange Commission. None of the certificates representing the Shares contains any restrictive legends or is subject to any restriction on transfer, except for any restrictions that may arise under the federal securities laws.

               (d) Status and Knowledge of Bedford. Bedford is not a director or officer of AMREP. With Karabots' permission, no representation is made as to Bedford's status as an affiliate (as defined in Rule 144 promulgated under the Securities Act of 1933, as amended) of AMREP. Bedford has no knowledge of any material information that is inconsistent with the information regarding AMREP that is publicly available.

          2.2  Representations and Warranties of Karabots.
Karabots hereby represents and warrants to Bedford as follows:

               (a)  Authority Relative to this Agreement.
     Karabots has the power and authority to execute, deliver and perform this Agreement and to carry out his obligations hereunder. Karabots is not subject to or obligated under any contract provision or other agreement, or subject to any order, decree, law, rule or regulation, which would be violated by his executing and carrying out this Agreement. No authorization, consent or approval of any third party is necessary for the consummation by him of the transactions contemplated hereby, except for filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder (the "H-S-R Act") (and Karabots shall use his best efforts to make all required H-S-R Act filings as promptly as practicable and shall request early termination of all applicable waiting periods thereunder).

               (b) Status and Knowledge of Karabots. Karabots is a director and shareholder of AMREP and is generally familiar with the financial condition, business and prospects of AMREP. Karabots acknowledges that he has all the information he considers necessary or appropriate for deciding whether to purchase the Shares. Karabots has no knowledge of any material information that is inconsistent with the information regarding AMREP that is publicly available.

               (c) Investment Intent. Karabots is purchasing the Shares for investment and not with a view to the distribution thereof.

          2.3 Survival of Representations. All of the representations and warranties of each party shall survive the Closing and, notwithstanding any investigation conducted before or after the Closing or the decision of either party to complete the Closing, the parties hereto shall be entitled to rely upon the representations and warranties set forth herein.

                    ARTICLE III - Conditions Precedent

          3.1  Conditions Precedent to Karabots' Obligations.
The obligations of Karabots under this Agreement are subject to the conditions that (a) the representations and warranties of Bedford set forth in Section 2.1 hereof shall be true at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, (b) Bedford shall have delivered to Karabots a certificate dated the Closing Date to such effect, (c) Karabots shall continue to be alive and shall not be disabled within the meaning of Section 105(d)(4) of the Internal Revenue Code of 1986, as amended, and (d) all applicable waiting periods under the H-S-R Act shall have expired or early termination thereof shall have been granted.

          3.2  Conditions Precedent to Bedford's Obligations.
The obligations of Bedford under this Agreement are subject to the conditions that (a) the representations and warranties of Karabots set forth in Section 2.2 hereof shall be true at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, and Karabots shall have delivered to Bedford a certificate dated the Closing Date to such effect and (b) all applicable waiting periods under the H-S-R Act shall have expired or early termination thereof shall have been granted.

                      ARTICLE IV - General Provisions

          4.1  Brokers' and Finders' Fees.

               (a) Karabots represents and warrants to Bedford that all negotiations relating to this Agreement have been carried on by Karabots directly without the intervention of any person, firm, corporation or entity who or which may be entitled to any brokerage fee or other commission in respect of the execution of this Agreement or the consummation of the transactions contemplated hereby, and Karabots agrees to indemnify and hold Bedford harmless against any and all claims, losses, liabilities or expenses which may be asserted against Bedford as a result of any dealings, arrangements or agreements between Karabots and any such person, firm, corporation or entity.

               (b) Bedford represents and warrants to Karabots that all negotiations relating to this Agreement have been carried on by Bedford directly without the intervention of any person, firm, corporation or entity who or which may be entitled to any brokerage fee or other commission in respect of the execution of this Agreement or the consummation of the transactions contemplated hereby, and Bedford agrees to indemnify and hold Karabots harmless against any and all claims, losses, liabilities or expenses which may be asserted against Karabots as a result of any dealings, arrangements or agreements between Bedford and any such person, firm, corporation or entity.

          4.2 Expenses. Each party hereto shall pay his own expenses incidental to the carrying out of the provisions of this Agreement and the consummation of the transactions contemplated hereby.

          4.3 Contents of Agreement; Parties in Interest, Etc. This Agreement sets forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby, and it shall not be amended or terminated except by a written instrument duly executed by each of the parties hereto. Any and all previous agreements and understandings between the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

          4.4 Assignment and Binding Effect. Karabots may assign his rights under this Agreement to any corporation controlled by him. Except as otherwise provided in the next preceding sentence, this Agreement may not be assigned by either party hereto without the prior written consent of the other party. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, successors and assigns of the parties hereto.

          4.5 Waiver. Any term or provisions of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument executed by such party.

          4.6 Notices. Any notice or other communication which is required hereunder or given pursuant hereto shall be in writing and shall be deemed given only if delivered personally, or sent by a recognized courier service, addressed to the persons to receive such notice or communication as given below, or such other persons or addresses as may hereafter be designated by notice in writing:

          If to Bedford, to:

               Peter B. Bedford
               Bedford Properties Investors
               P.O. Box 1267
               Lafayette, CA 94549

          With copies to:

               Martin I. Zankel, Esq.
               Zankel & McGrane, P.C.
               One Embarcadero Center
               Suite 1200
               San Francisco, CA 94111

                    and

               Joseph S. Radovsky, Esq.
               Greene, Radovsky, Maloney & Share
               Suite 4200, Spear Street Tower
               One Market Plaza
               San Francisco, CA 94105

          If to Karabots, to:

               Nick G. Karabots
               Brookside Farm
               110 Skippack Pike
               Fort Washington, PA 19034

          With a copy to:

               Edward B. Cloues, II, Esq.
               Morgan, Lewis & Bockius
               2000 One Logan Square
               Philadelphia, PA 19103-6993

Any such notice or communication shall be deemed to have been given and to be effective as of the date received.

          4.7 Governing Law. This Agreement shall be governed and interpreted in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to the principles of conflicts of law thereof.

          4.8 No Benefit to Others. The representations, warranties and agreements contained in this Agreement are for the sole benefit of the parties hereto and their heirs, successors and permitted assigns, and they shall not be construed as conferring and are not intended to confer any rights on any other persons.

          4.9 Further Assurances. Each party shall execute and deliver such further instruments and do such further acts and things as may be necessary or desirable to carry out this Agreement and the sale of the Shares to Karabots as provided herein.

          4.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument. This Agreement shall become binding when any one or more counterparts hereof, individually or taken together, shall bear the signatures of each of the parties hereto.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first written above.

                              _________________________
                              Nick G. Karabots

                              _________________________
                              Peter B. Bedford


Commonwealth of Pennsylvania
                              ss
County of Montgomery

     On this the 21st day of January, 1994, before me personally appeared Nick G. Karabots, to me known and known by me to be the individual described in and who executed the foregoing instrument, and he duly acknowledged to me that he executed the same of his own free will for the purposes therein set forth.

     IN WITNESS WHEREOF, I hereunto set my hand and official
seal.
                              ________________________
                              Notary Public

SEAL                          My commission expires:


State of California
                              ss
County of ____________

     On this the 21st day of January, 1994, before me personally appeared Peter B. Bedford, to me known and known by me to be the individual described in and who executed the foregoing instrument, and he duly acknowledged to me that he executed the same of his own free will for the purposes therein set forth.

     IN WITNESS WHEREOF, I hereunto set my hand and official
seal.
                              ________________________
                              Notary Public

SEAL                          My commission expires: